NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

08020299

RECD S.E.C.
JAN 0 9 2008
1086

January 9, 2008

Michael F. Lohr
Corporate Secretary
The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/9/2008

Re: The Boeing Company
Incoming letter dated December 21, 2007

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Boeing by Dyke Richard Turner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bruce T. Herbert, AIF
President
Newground Social Investment
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

December 21, 2007

BOEING

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bruce T. Herbert on Behalf of Dyke Richard Turner for Inclusion in The Boeing Company 2008 Proxy Statement

Dear Sir or Madam:

On November 23, 2007, The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"), received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from Bruce T. Herbert on behalf of Dyke Richard Turner (the "***Proponent***"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2008 Annual Meeting (the "***2008 Proxy Statement***"). We intend to omit the Proposal from the 2008 Proxy Statement and form of proxy (the "***2008 Proxy Materials***") because the proponent failed to establish eligibility to submit the Proposal.

Attached to this letter as **Exhibit A** is a copy of the Proposal; copies of additional correspondence between the Company and Mr. Herbert are attached as **Exhibit B**. In his letter submitting the Proposal (included in **Exhibit A**), Mr. Herbert stated that the Proponent is the beneficial owner of more than 560 shares of common stock of the Company that he has held for more than one year. However, Mr. Herbert did not provide timely verification of the Proponent's ownership.

By letter dated November 28, 2007 (included in **Exhibit B**), within 14 days of receiving the Proposal, the Company notified Mr. Herbert, as required by Rule 14a-8(f), that the Proponent must demonstrate eligibility to submit a shareholder proposal under Rule 14a-8(b)(2).

The Company's November 28, 2007 letter specifically advised Mr. Herbert that the Proponent, as a beneficial holder, must demonstrate his eligibility to submit a shareholder proposal by submitting to us a written statement from the record holder, such as a banker or broker, verifying that he has held at least $2,000 in market value, or 1% of the Company's common stock, for at least one year prior to the time Mr. Herbert submitted the proposal. As required by Rule 14a-8(f), we also advised Mr. Herbert that a response with the appropriate documentation of ownership must be postmarked or transmitted electronically within 14 days of receipt of the letter. For Mr. Herbert's reference, a copy of Rule 14a-8(f) was enclosed with the letter.

Our tracking information, attached as **Exhibit C**, indicates that our letter notifying Mr. Herbert of the Proposal's deficiencies was received on the morning of November 29, 2007. The 14th day after that date was December 13, 2007. However, the Company did not receive proof of the Proponent's ownership until December 17, 2007, four days after the applicable deadline. *See* email from Bruce Herbert to Mark R. Pacioni (Dec. 17, 2007) (included in **Exhibit B**).

Because the required proof of ownership was received after the applicable deadline, the Proposal may be excluded under Rule 14a-8(f). *See, e.g.*, *Exxon Mobil Corp.*, SEC No-Action Letter, 2007 WL 675663 (Feb. 28, 2007); *General Electric Co.*, SEC No-Action Letter, 2007 WL 162267 (Jan. 16, 2007); *General Motors Corp.*, SEC No-Action Letter, 2006 WL 733986 (Mar. 21, 2006); *Nationwide Financial Services Inc.*, SEC No-Action Letter, 2006 WL 407784 (Feb. 21, 2006).

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission if Boeing excludes the Proposal from the 2008 Proxy Materials.

In accordance with Rule 14a-8(j), we hereby file six copies of this letter and all attachments and are simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Proponent as notice of the Company's intention to exclude the Proposal from the 2008 Proxy Materials.

The Company presently intends to file its definitive 2008 Proxy Materials on March 14, 2008, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file its definitive 2008 Proxy Statement with the Commission.

Please fax any response by the Staff to this letter to my attention at (312) 544-2829. We hereby agree to promptly forward to Mr. Herbert any Staff response to this no-action request that the Staff transmits to us by facsimile.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (312) 544-2802.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Michael F. Lohr
Corporate Secretary

enclosures

cc: Bruce T. Herbert

EXHIBIT A

Newground
Social Investment

2206 Queen Anne Ave N, Suite 402
Seattle, Washington 98109
www.newground.net
(206) 522-1944

VIA Facsimile & Delivery

Friday, November 23, 2007

James C. Johnson
Vice President, Corporate Secretary and
Assistant General Counsel
The Boeing Company
Mail Code 5003-1001
100 N. Riverside
Chicago, IL 60606

Re: Shareholder Proposal on Disclosure of Contributions

Dear Mr. Johnson:

We wish to thank you for several fruitful conversations with members of your staff related to the topic of disclosing political and trade association contributions. We feel very positively about the momentum generated and think that a positive, mutually beneficial outcome will result from this discussion.

Because the filing deadline is at hand for including shareholder proposals in the proxy materials for the 2008 annual meeting, simply to preserve our rights under SEC regulations we are filing the enclosed proposal. We feel quite hopeful about the direction of the conversation and expect to be able withdraw the proposal as soon as the conversation achieves a worthwhile resolution.

Therefore, on behalf of our client Dyke Richard Turner, we are filing the enclosed resolution seeking disclosure of political and related expenditures. This is for consideration and action by the stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that we are sponsors of this resolution.

Mr. Turner is the beneficial owner of more than 560 shares of common stock that he has held for more than one year. These are the same shares – held continuously – as has qualified Mr. Turner to submit a similar resolution in the past. As required by SEC rules, a representative of the filers will attend the stockholders meeting to move the resolution, and we will continue to hold shares in the company through the time of the stockholders meeting.

We regret that an ongoing discussion on this topic has not yet reached a full conclusion, but it is our sincere desire to continue this dialogue toward the end of reaching a mutually satisfactory agreement whereby the resolution may be withdrawn.

Thank you, Mr. Johnson – we look forward to being in touch.

Sincerely, Bruce Herbert

Bruce T. Herbert, AIF®
President, ACCREDITED INVESTMENT FIDUCIARY™

cc: Dyke Richard Turner
David Schilling, Interfaith Center on Corporate Responsibility (ICCR)
Securities and Exchange Commission

Resolved, that the shareholders of The Boeing Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Boeing, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of the company and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

Boeing contributed at least $2.6 million in corporate funds since the 2000 election cycle. (CQ's PoliticalMoneyLine, available at http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics, available at http://www.followthemoney.org/index.phtml)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even corporate management does not know how trade associations use their company's money politically.

The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Pfizer, Dell, Aetna and American Electric Power that support political disclosure and accountability and disclose this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

+ + +

EXHIBIT B

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

COPY

BOEING

November 28, 2007

VIA OVERNIGHT COURIER

Bruce T. Herbert
Newground Social Investment
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Re: Shareholder Proposal Concerning Disclosure of Contributions

Dear Mr. Herbert:

On November 23, 2007, we received Mr. Dyke Richard Turner's shareholder proposal concerning disclosure of contributions, which was submitted for inclusion in our 2008 proxy statement. We appreciate your interest in this issue.

The purpose of this letter is to notify you that we have not received sufficient proof that Mr. Turner has continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as of the date you submitted the proposal, as required by Proxy Rule 14a-8(b).

Proxy Rule 14a-8(b)(2) requires that Mr. Turner, as a non-registered shareholder or "beneficial holder," demonstrate his eligibility to submit a shareholder proposal by submitting to us a written statement from the "record holder" (usually a banker or broker) verifying that he has continuously held the requisite number of securities for at least one year prior to the time you submitted the proposal. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. Please address your response to me at the address on this letter. Alternatively, you may transmit your response by facsimile to me at (312) 544-2829.

Sincerely yours,

Mark R Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

enclosure

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

From: Bruce Herbert [mailto:bh@newground.net]
Sent: Monday, December 17, 2007 3:42 PM
To: Pacioni, Mark R
Cc: Larry Dohrs; Nancy Herbert
Subject: BOEING. Letter of Verification + a Question.
Importance: High

Seattle Monday 12/17/2007

Dear Mark,

Attached please find a letter of verification for Mr. Turner related to the proposal requesting that Boeing join others who are committed to the best corporate governance practices of transparency and accountability for political activity.

Our client intends to hold shares of Boeing stock through the time of the next annual shareholders meeting.

Related to this, you well know that the proposal was filed using the same shares owned by the same shareholder involved in the same dialogue now for several years running. As a person concerned about our company's public appearance, an objective observer might well find these pro forma and repetitive challenges -- especially in light of the many examples of bad press our company has received in this area -- to be petty, at best, and at worst a legalistic maneuver to avoid meaningful discussion with concerned shareholders.

Perhaps you can explain how repeated challenges of this type can be considered conducive to a productive dialog between shareholders and the representatives whose responsibility it is to represent shareholder interests.

Sincerely, . . . Bruce

Newground is proud to have been named
by Seattle Magazine in its 2007 ranking of

"Best Personal Wealth Managers in Seattle"

... the only active social investment firm
to be named in this fewer-than-3% grouping.

>>>>>>>>>>>>>>>>>>>

Bruce T. Herbert, AIF
President | Accredited Investment Fiduciary
Newground Social Investment
Where Values and Money Merge SM

2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109
(206) 522-1944
bh@newground.net
www.newground.net

Now enjoying its fourteenth year, **Newground Social Investment** provides individual, institutional, GLBT, and not-for-profit clients with socially conscious (SRI) money management, financial coaching, community investment, and shareholder advocacy.

Newground is a fee-only Registered Investment Advisor serving any person, organization or institution that seeks positive change without a sacrifice to financial performance.

Please visit us on the web at www.newground.net

charles SCHWAB
INSTITUTIONAL

P.O. Box 52013, Phoenix, AZ 85072-2013

Mark R. Pacioni
Assistant Corporate Secretary & Counsel
Boeing Company
100 N Riverside, MC 5003-1001
Chicago, IL 60606-1596

Re: Letter of Verification Regarding Dyke R. Turner

To Whom It May Concern:

In accordance with SEC regulations, this letter is to verify that the above-mentioned customer has continuously held shares of Boeing common stock worth more than $2,000 for more than a year.

Sincerely,
Travis Markley

Charles Schwab & Company
Schwab Institutional

EXHIBIT C

FedEx.

Close Window

Track Shipments/FedEx Kinko's Orders

Print

Detailed Results

Tracking number	798818023985	**Destination**	Seattle, WA
Signed for by	N.HERBERT	**Delivered to**	Receptionist/Front Desk
Ship date	Nov 28, 2007	**Service type**	Priority Envelope
Delivery date	Nov 29, 2007 10:36 AM	**Weight**	0.5 lbs.
Status	Delivered		
Signature Image available	Yes		

Signature Proof of Delivery
Click **Request copy of signature** to view delivery information for this shipment.

Signature Image

Request copy of signature

Date/Time		Activity	Location	Details
Nov 29, 2007	10:36 AM	Delivered	Seattle, WA	
	8:07 AM	On FedEx vehicle for delivery	SEATTLE, WA	
	7:08 AM	At local FedEx facility	SEATTLE, WA	
	5:55 AM	At dest sort facility	SEATTLE, WA	
	4:33 AM	Departed FedEx location	MEMPHIS, TN	
Nov 28, 2007	11:56 PM	Arrived at FedEx location	MEMPHIS, TN	
	8:56 PM	Left origin	CHICAGO, IL	
	6:44 PM	Picked up	CHICAGO, IL	
	2:47 PM	Package data transmitted to FedEx		

E-mail results | Track more shipments/orders

Subscribe to tracking updates (optional)

Your Name: **Your E-mail Address:**

E-mail address	Language	Exception updates	Delivery updates
	English		☐
	English		☐
	English		☐
	English		☐

Select format: ◉ HTML ○ Text ○ Wireless

Add personal message:

Not available for Wireless or non-English characters.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2007

The proposal relates to political contributions and expenditures.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Boeing's request, documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END